Exhibit 99.115

VICINITY MOTOR CORP.

(Formerly GRANDE WEST TRANSPORTATION GROUP INC.)

Management Discussion and Analysis

For the three months ended March 31, 2021

Introduction

This Management Discussion and Analysis (“MD&A”) relates to the financial condition and results of the operations of Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”) together with its subsidiaries and is supplemental to, and should be read in conjunction with, Vicinity’s consolidated financial statements for the three months ended March 31, 2021 (including notes) (the “financial statements”). Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Vicinity’s public disclosure statements are available on SEDAR at www.sedar.com. The financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). All figures are expressed in Canadian dollars except where otherwise indicated. This MD&A has been prepared as of May 17, 2021. All amounts are in thousands of Canadian dollars, except share and per share information or where otherwise noted.

Cautionary Statement on Forward-Looking Information

This document includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, without limitation, statements relating to the future operating or financial performance of Vicinity, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved.

These forward-looking statements may include statements regarding the perceived merit of the product offered by Vicinity; sales estimates; manufacturing capabilities; capital expenditures; timelines; strategic plans; market prices for parts and material; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include the uncertainties involving the need for additional financing to market Vicinity’s products and provide after-sales maintenance and support services to Vicinity’s customers; access to adequate services and supplies to operate Vicinity’s business; availability of financing in the debt and capital markets; the need to obtain governmental approvals; unexpected cost increases, which could include increases in estimated capital and operating costs; fluctuations in price of materials used in the manufacture of our products and currency exchange rates; availability of a qualified workforce; customers’ reliance on funding from various levels of government to purchase our products; fuel shortages and fuel prices; competitors’ ability to develop competing products; our ultimate ability to develop, manufacture and sell Vicinity’s products on economically favorable terms; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

About Vicinity

Vicinity Motor Corp. (formerly Grande West Transportation Group Inc.) is a Canadian company that is a leading supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the soon to be completed Buy America Act compliant assembly facility in Washington state. VMC’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets.

Up to March 29, 2021, Vicinity traded on the TSX Venture exchange under the symbol BUS. Subsequent to March 29, 2021, Vicinity shares trade on the TSX Venture exchange under the symbol VMC and the US OTCQX under the symbol BUSXF.

First Quarter and Subsequent Operational Highlights

●	Revenue grew 588% to $27.3 million for the three months ended March 31, 2021, as compared to $4.0 million in the three months ended March 31, 2020.
●	Delivered 67 buses for the three months ended March 31, 2021, as compared to six buses for the three months ended March 31, 2020.
●	Received orders for another ten Vicinity Lightning™ EV buses with expected delivery in 2021.
●	Entered into a strategic U.S. distribution agreement with ABC Companies, a leading provider of motorcoach and transit equipment in North America, to distribute the manufacturer’s Vicinity™ heavy-duty vehicles throughout United States.
●	The States of Washington and New Mexico selected Vicinity buses in statewide purchasing contracts that gives State transit agencies the right to purchase directly from the Company’s diverse bus portfolio.
●	Appointed respected industry veteran, prominent Canadian transit leader and former CEO of BC Transit, Manuel Achadinha, as Chief Operating Officer.
●	Announced strategic partnership to explore deploying Exro Technologies’ enhanced powertrain system into Vicinity’s next-generation electric bus fleet, providing high-performance and extended range.

Revenue grew 588% to $27.3 million for the three months ended March 31, 2021, as compared to $4.0 million for the three months ended March 31, 2020. The increased revenue was primarily driven by the delivery of 67 buses in the quarter, as compared to 6 buses in the first quarter of 2020.

Gross margin increased to $4.3 million, or 15.9% of revenue, for the three months ended March 31, 2021, as compared to a gross margin of $0.1 million or 2.3% of revenue, for the three months ended March 31, 2020. The margins in the first quarter of 2021 were positively affected by sales mix with 2021 deliveries generally have higher expected margins than those realized in 2020.

Net income for the first quarter of 2021 increased to $2.0 million, or $0.07 per share, as compared to a net loss of $1.7 million, or ($0.07) per share, in the same year-ago quarter.

Adjusted EBITDA for the first quarter of 2021 increased to $2.6 million, as compared to adjusted EBITDA loss of $1.3 million in the same year-ago quarter (see “Non-GAAP Measures”).

Business Overview

Corporate Update

Vicinity Motor Corp., a leading supplier of electric, CNG, gas and clean diesel buses, has delivered over 500 buses in the Canadian and US markets. The Company is the market leader in the mid-size bus category in Canada where it sells its Vicinity branded buses.

“The first quarter of 2021 was a blockbuster quarter by any measure, having delivered 20% more buses in the first three months of 2021 than we did in all of 2020 combined,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “We continue to see incredible traction in the marketplace, having most notably signed ABC Companies as a distributor of our products in the large U.S. market. The sales from that partnership, paired with the ongoing execution of our core business, positions us well for a strong 2021 – a true testament to the unrivaled value we bring to our customers.

“We are leveraging our strong momentum to accelerate the launch of next-generation electric vehicle (EV) products, including our breakthrough Vicinity Lightning™ EV, as well as other exciting, to-be-announced EV opportunities we are pursuing in the background. The land-grab for EV market share is underway and we are well positioned to gain traction through our longstanding partnerships with North American transit agencies.

“I expect to see robust year-over-year growth throughout the remainder of 2021, empowering our drive to create a more sustainable public transportation system. I look forward to providing our shareholders with further updates in the near-term as we launch new products, announce new transit agency customers and successfully execute upon our business plan,” concluded Trainer.

Recent Developments

In February of 2021, the Company announced the addition of ABC Companies, a leading provider of motorcoach, transit and specialty passenger transport equipment in the USA and Canada, as a distributor in the U.S. This partnership will allow Vicinity to continue to expand its product portfolio aggressively into the U.S. market including its EV products where ABC has a well-established sales network.

If February of 2021, the State of New Mexico selected Vicinity buses in a statewide purchasing contract that gives State transit agencies the right to purchase from the Company’s diverse bus portfolio.

In March of 2021, the Company announced the hiring of Manuel Achadinha as Chief Operating Officer. For over 25 years, Mr. Achadinha has built a reputation within the transportation industry for his strong work ethic, results-oriented drive and exceptional ability to forge and maintain strategic alliances. Mr. Achadinha was previously President and CEO of BC Transit from 2008 to 2018, where he led the development and implementation of BC Transit’s evolving business strategy. Mr. Achadinha has also held the position of Vice President, Terminal Operations, at BC Ferry Services Inc., where he was responsible for overseeing the operations of 48 terminals along the coast of British Columbia.

In March of 2021, the Company changed its name from Grande West Transportation Group to Vicinity Motor Corp. Concurrent with this, the Company completed a 3:1 share consolidation in preparation for a proposed Nasdaq listing.

In March of 2021, the Company announced an order for 10 Vicinity Lightning™ EV buses with expected delivery dates in 2021.

In April of 2021, the State of Washington selected Vicinity buses in a statewide purchasing contract that gives State transit agencies the right to purchase from the Company’s diverse bus portfolio.

In April of 2021, the Company announced a new purchase order for 15 CNG buses with a legacy customer that is a Canadian provincial public transportation provider.

COVID-19 Update

In response to the COVID-19 pandemic and global market volatility, the Company has activated robust business continuity plans to minimize disruptions to business and to adapt to evolving market conditions. The Company’s top priority is the health and safety of its staff, customers, and the communities in which it operates. Vicinity has taken appropriate precautions in this regard and has continued to deliver parts and services to meet its customers’ needs. The Company is following the advice of health authorities in each jurisdiction where it operates. Vicinity has implemented social distancing, team separation, and extensive work-from-home initiatives, as well as eliminated all non-essential travel.

Management is monitoring the situation very closely and is evaluating the impact the virus will have on the Company’s delivery schedule. Some expected 2020 sales to private operators were delayed as a result of the pandemic. Delays due to COVID-19 at our suppliers and a lack of available shipping containers shifted a portion of large orders originally expected to be delivered in 2020 into the first and second quarters of 2021. The Company’s manufacturing partners overseas are operating and currently producing to meet the Company’s needs. Our U.S. manufacturing partner temporarily idled operations and travel between Canada and the U.S has been severely limited further affecting our U.S. production. Although deliveries out of the U.S. may be delayed, the purchase orders are firm and remaining orders are still targeted to be delivered in 2021.

Our supply chain is currently able to provide us with the necessary components for production and aftermarket part sales but there is a risk of potential disruptions. Our aftermarket parts division will continue operating and servicing all our customers.

The Company remains well-positioned to serve its customers. As conditions evolve, Vicinity will adjust plans to align with business continuity protocols and ensure employee, customer, and community health and safety are the highest priority. Our credit line has remained active, allowing the Company access to capital, however Vicinity recognizes that the effects of the COVID-19 pandemic and government or customer reactions could ultimately be materially disruptive.

Vicinity took significant temporary actions to control where it could, particularly surrounding costs and capital investments. The Company started reductions with senior management, where salaries were reduced effective April 1, 2020 and remained in place until December of 2020. The Company also implemented strict cost containment measures throughout the organization, including minimizing all discretionary costs. Vicinity is taking proactive measures to actively control working capital and retain cash throughout the COVID-19 crisis. The Company now has a strong working capital position and is well positioned for future growth.

The Canadian Government has implemented policies giving aid to businesses due to COVID-19, as a result the Company has received $0.5 million in aid during the year ended December 31, 2020 which was recognized as a decrease in salary expenses in SG&A and cost of sales.

William Trainer, President and CEO of Vicinity stated, “We continue to monitor the COVID-19 situation closely and we are responding swiftly and effectively to protect the interests of our stakeholders. I am confident that our skilled and loyal workforce, the diversification and strength of our business model, and our strong partner relationship will position us well to navigate the current environment.”

Outlook

Management expects to maintain its strong market segment leadership position in Canada and continue to make progress in the U.S. with private operators and public transit agencies. The external pressures to “right size” vehicles for its application and ridership levels along with the availability of funding in Canada and the U.S. create an ideal environment for Vicinity to prosper. Once we are through the current COVID-19 pandemic, the outlook for Vicinity, including significant growth in the U.S., remains very positive.

During 2017 and 2018, the Company achieved record revenues. We experienced a decline in the backlog during 2018 mainly due to lower order intake as customers put their new fleets into service, which negatively impacted 2019 results. Bid activity during 2019 was significantly higher than in 2018, which translated into 2020 and 2021 sales. Delays due to COVID-19 pushed a large portion of expected 2020 deliveries into 2021. We are maintaining our strong leadership position in our market segment in Canada, and we continue to make progress in the U.S. market. During 2020 we completed and delivered seven of our first Buy America orders and took orders for further Buy America deliveries in 2021. We expect to deliver over 100 buses in the first two quarters of 2021 based on current production and delivery schedules.

Approved funding for transit in the U.S. and Canada prior to the pandemic was high. During the pandemic, government support for transit has remained strong in both the U.S. and Canada with both countries approving emergency funding for transit through billions of dollars in safe restart programs. Funding announcements have continued over the past few months in both the U.S. and Canada showing a commitment to improving transit through investing heavily in transit and zero emission transit solutions.

In the U.S. the Federal government extended the funding for the Fixing America’s Surface Transportation Act (“FAST Act”) which includes $12.3 billion for transit programs through 2021. The proposed successor to the FAST ACT, the Investing in a New Vision for the Environment and Surface Transportation in America Act (“INVEST in America Act”) drafted in 2020 includes $105 billion for transit capital purchases, including a five-time increase in funding for zero-emission buses from the previous FAST Act.

In March of 2021, U.S. President Biden announced the American Jobs Plan, which includes proposals for $2.3 trillion of investments over 8 years including $85 billion to modernize existing transit systems, fund the replacement of 50,000 diesel transit vehicles, and $174 billion in investments in the EV market.

In October of 2020, the Canadian federal government announced $1.5 billion in financing through the Canada Infrastructure Bank to support the adoption of zero emission buses and charging infrastructure over 24 to 36 months. In February of 2021, the Canadian government announced $14.9 billion to be invested in Canadian public transit, including $5.9 billion in dedicated project funds starting in 2021, and ongoing permanent funding of $3 billion per year beginning in 2026-2027.

The Canadian Federal budget proposed in April of 2021 includes $17.6 billion in new spending that will go towards a “green recovery” and announced aggressive emissions reductions targets with a goal to be net-zero by 2050.

Although the proposed legislations and funding announcements from the Canadian and U.S. governments are encouraging for the transit industry, the Company does not yet know how or when the proposed funds will materialize and the expected impact on financial performance of the Company.

The medium and long-term recovery of the Company’s end markets from the COVID-19 pandemic are currently unknown but are expected to be dependent on government support, COVID-19 case rates, manufacturing and supply chain capabilities, travel restrictions and economic reopening activity. The Company has implemented a robust risk management process to ensure the health and safety of its employees and continued access to supply chain materials, but the ongoing nature of the pandemic may adversely impact results in the future.

Part of our strategic plan is the expansion of our product line through the recent additions of a 100% zero emission electric propulsion system to our existing Vicinity bus models and the Vicinity LT bus model to our product lineup. The Vicinity electric bus will place Vicinity in an excellent position to capture market share as the demand for zero emissions buses grows. Our smaller LT bus model will provide Vicinity access to the high-end cutaway bus market segment. Municipalities of all sizes across Canada and the U.S. along with private operators in multiple sectors are looking for a more robust low floor accessible bus to replace their cutaways.

Aftermarket parts sales are expected to continue to increase as Vicinity bus fleets get older and new vehicles are placed into service.

Tariffs and Surtaxes

Management continues to closely monitor negotiations and ongoing global trade discussions which may influence the Company. We are implementing purchasing, shipping and assembly modifications to best adapt to the current trade environment and strengthening our U.S.-based operations and component sourcing.

Management currently expects an immaterial impact for 2021 for any market increases for our current deliverables. Any future component cost increases should be substantially recoverable through new RFPs or through producer price index (PPI) mechanisms in multiyear contracts.

Supplemental Warrant Exercise Information

Vicinity intends to announce on May 17, 2021 that it is accelerating the expiry of certain private placement common share purchase warrants (the “Warrants”) bearing expiry dates of November 16, 2022, and November 19, 2022, in order to provide capital to support the buildout of the Washington State Assembly Facility. The outstanding Warrants will expire on June 18, 2021, and any Warrants not surrendered for exercise on or before 4:30 PM PST on June 18, 2021 will expire unexercised and become null and void.

Non-GAAP Financial Measures

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, non-operating income and expenses, and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

	3 months ended March 31, 2021	3 months ended March 31, 2020
(Canadian dollars in thousands - unaudited)	$	$
Net comprehensive income (loss)	2,037	(1,730)
Add back
Stock based compensation	158	81
Interest	160	186
Foreign exchange loss (gain)	20	(60)
Amortization	248	245
Adjusted EBITDA	2,623	(1,278)

Non-GAAP financial measure – working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

Non-GAAP financial measure – gross margin

Gross margin is a non-GAAP measure calculated as the difference between revenue and cost of sales. Gross margin expressed as a percentage is calculated as the difference between revenue and cost of sales, divided by revenue.

Summary of Quarterly Results

The following selected financial information is derived from financial statements of the Company. The information has been prepared by management in accordance with IFRS and is stated in Canadian dollars.

(Canadian dollars in thousands, except earning per share -unaudited)	Q1 2021 $	Q4 2020 $	Q3 2020 $	Q2 2020 $	Q1 2020 $	Q4 2019 $	Q3 2019 $	Q2 2019 $
Revenue	27,296	4,477	8,921	8,702	3,968	5,431	1,606	11,879
Gross margin	4,329	2,187	566	497	92	698	(42)	2,342
Net income (loss)	2,037	(568)	(1,309)	(795)	(1,730)	(1,759)	(2,111)	(435)
Basic earnings (loss) per share(1)	0.07	(0.02)	(0.05)	(0.03)	(0.07)	(0.07)	(0.09)	(0.02)
Diluted earnings (loss) per share(1)	0.06	(0.02)	(0.05)	(0.03)	(0.07)	(0.07)	(0.09)	(0.02)

Cash and cash equivalents	1,717	1,283	1,286	441	2,960	757	521	4,421
Working capital	20,776	16,694	10,052	10,810	11,244	12,209	14,046	16,373
Total assets	47,726	47,036	32,709	38,686	32,645	36,904	32,076	35,643
Non-current financial liabilities	927	534	1,669	1,626	1,552	1,634	2,567	2,670

(1)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

Variability of revenues, gross margin, and net income (loss) over the past eight quarters is mainly driven by the timing of delivery of buses.

Three Months Ended March 31, 2021 Earnings Review

(Canadian dollars in thousands, except earnings per share -unaudited)	3 months ended March 31, 2021 $	3 months ended March 31, 2020 $

Revenue	27,296	3,968
Gross margin	4,329	92
Net income (loss)	2,037	(1,730)
Basic earnings (loss) per share(2)	0.07	(0.07)
Diluted earnings (loss) per share(2)	0.06	(0.07)

(2)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

Revenue

Revenue for the three months ended March 31, 2021 was $27.3 million compared to $4.0 million for the three months ended March 31, 2020, representing a 588% increase. This represented 67 deliveries versus six deliveries in the previous comparative period.

Gross Margin

Gross margin for bus sales and other revenue for the three months ended March 31, 2021 was $4.3 million or 16% of revenue as compared to the three months ended March 31, 2020, which had a gross margin of $0.1 million or 2%. The margin in the first quarter of 2021 was in line with expectations and significantly higher than the first quarter of 2020 which was negatively affected the initial Buy America compliant buses that were produced at a higher cost. The gross margin percentage for the three months ended March 31, 2021 was also positively affected by product mix when compared to the prior year period.

Liquidity and Selected Cash Flow Items

(Canadian dollars in thousands - unaudited)	March 31, 2021 $	December 31, 2020 $

Cash and cash equivalents	1,717	1,283
Working capital	20,776	16,694
Total assets	47,726	47,036
Non-current financial liabilities	927	534

Vicinity has working capital of $20.1 million as at March 31, 2021 compared to working capital at December 31, 2020 of $16.7 million. Working capital has increased due to the positive results from operations and as a result of a share financing completed in November of 2020. Vicinity had a cash and cash equivalents balance of $1.7 million as at March 31, 2021 compared to $1.3 million as at December 31, 2020.

Cash produced from operating activities during the three months ended March 31, 2021 was $3.7 million compared to cash produced of $3.6 million during the three months ended March 31, 2020. The increase of $0.1 million from the previous year was due to the change in non-cash working capital items.

As at March 31, 2021, financing activities used cash of $1.6 million compared to the three months ended March 31, 2020, where financing activities used cash of $1.4 million.

Financial Instruments

Fair values

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade and other receivables, derivative financial instruments, accounts payable, credit facility, current and long-term loans, convertible debt and lease obligations. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature and current market rates for similar financial instruments.

Capital Management

The Company’s objectives when managing capital are:

●	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

●	to provide an adequate return to shareholders through expansion correspondingly to the level of risk.

The Company considers its share capital, other shareholders’ equity, short-term loans, long-term loans and convertible debt to be its capital. As a part of its loan commitments, the Company is required to obtain authorization from the lender prior to obtaining further loans. The Company’s capital is currently not subject to any other external restrictions except those described in Credit facility (Note 4 of the financial statements).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets, reduce debt or increase its debt. Certain of the Company’s cash amounts have been restricted for the purposes outlined in Note 4 of the December 31, 2020 consolidated financial statements.

Commitments

The Company entered into a production agreement with one of its manufacturers whereby the parties have agreed to a specified production volume. Future minimum payments to the manufacturer as at March 31, 2021 are as follows:

$
Not later than one year	3,441
3,441

Off-Balance Sheet Arrangements

The Company has not entered into any off balance sheet arrangements.

Transactions with Related Parties

Expenses incurred to key management are:

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Salaries and Benefits	$381	$257
Non-executive directors’ fees	31	13
Rent (1)	52	55
Share based payments	42	73
	$506	$398

1)	During the three months ended March 31, 2021 the Company paid $0.1 million in rent to a company owned by a director (March 31, 2020: $0.1 million). $0.1 million was recognized as depreciation and interest expense on the lease (March 31, 2020: $0.1 million).

Balances with key management and other related parties are:

As at March 31, 2021, included in accounts payable are balances owing to a director and/or officer and/or companies controlled by officers of the Company in the amount of $0.1 million(March 31, 2020 - $7 thousand).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. For significant estimates and judgements refer to Note 6 as well as the consolidated financial statements for the year ended December 31, 2020.

Recent Accounting Pronouncements

There were no recent accounting pronouncements adopted by the Company.

Segment Information

Allocation of revenues to geographic areas is as follows:

	Three months ended March 31, 2021	Three months ended March 31, 2020
	$	$
Canada
Bus sales	4,355	469
Part sales	731	1,030
Operating lease revenue	554	162
United States
Bus sales	21,579	2,245
Part sales	77	62
Total	27,296	3,968

During the three months ended March 31, 2021, the Company had sales of $22.1 million to one customer representing 81% of total sales. During the three months ended March 31, 2020, the Company had sales of $2.2 million and $0.5 million to two customers representing 57% and 12% of total sales, respectively.

Outstanding Share Data

At a Special Annual General Meeting of the shareholders held on March 24, 2021, a 3 for 1 share consolidation was approved, effective March 29, 2021. Issued and outstanding as of the date of this report is as follows:

29,432,332 common shares

1,413,323 stock options

98,410 deferred share units

1,387,518 warrants

Disclaimer

This document does not form part of any offer of securities or constitute a solicitation of any offer to purchase or subscribe for securities. The sole purpose of this presentation, in paper or electronic form, is strictly for information.